July 13, 2011

United States Securities and Exchange Commission
Division of Corporate Finance
100 F. Street N.E.
Washington, DC 20549-3628

Attention:	Jeffrey Riedler
Assistant Director

Re:	Cadista Holdings Inc.
Registration Statement on Form 10-12(G)
Filed June 1, 2011
File No. 000-54421

Dear Mr. Riedler:

The purpose of this letter is to provide the Company’s responses to the June 28, 2011 Comment Letter (the “Comment Letter”) to Mr. Mandan, the Chief Financial Officer of Cadista Holdings Inc. (the “Company”).  This letter indicates how the Company proposes to respond to your comments and provides certain information requested by you in the Comment Letter.  For your convenience, we have restated the comments from the Comment Letter below followed by the Company’s responses.  The page references in this letter correspond to the page references in the marked courtesy copy of the Registration Statement on Form 10, which is being delivered by hand.

Form 10-12(G)

Cautionary Note Regarding Forward-Looking Statements, page 3

COMMENT 1.
We note your disclaimer as to forward-looking statements and your reference to the Private Securities Litigation Reform Act of 1995. Please note that you are not eligible for the safe harbor for forward-looking statements available under the PSLRA because you are not currently a U.S. reporting company. Please revise your disclosure to clarify that the safe harbor does not apply to any forward-looking statements contained in the prospectus.

Response:	The Company has revised the Cautionary Note to delete the reference to the PSLRA.

July 13, 2011

Item 1. Business, page 5

COMMENT 2.
We note that your parent company, Jubilant Life Sciences Ltd., has released a press release (available on its website at http://www.jubl.com/mycgi/jublcom/mediacenter.pl?id=226) which discloses that it has received FDA approval for Donepezil Hydrochloride Tablets, a generic equivalent of Aricept. The press release also indicates that your company’s operating subsidiary, Jubilant Cadista Pharmaceuticals Inc., will market Donepezil. Please revise your prospectus accordingly to reflect the disclosure of this information.

Response:
The following paragraphs of the Registration Statement have been revised to reflect the disclosure of this information:  the fifth paragraph on page 5; the second paragraph on page 8; the first paragraph on page 11; the third paragraph commencing on page 11; the second risk factor commencing on page 20; and the fifth paragraph commencing on page 70.

Raw Materials and Suppliers, page 12

COMMENT 3.
We note your disclosure that, with one exception, you have not entered into a long-term supply agreement with third-parties in relation to the API for certain of your products. Please identify the third party supplier with which you have entered into a long-term supply agreement and the products for which API is provided under the agreement. In addition, please file this agreement as exhibit or provide an analysis as to why this agreement is not required to be filed.

Response:
The long-term supply agreement that was referred to only relates to the API for one product and does not require that the supplier provide to the Company any specified minimum amount of such API or that the supplier will necessarily provide all of the API requested by the Company.  Accordingly, the Company does not view its position with respect to the supply of this API as materially different from the API that it acquires via purchase orders. Therefore, the Company does not believe that identification of this supplier should be required since it is not material to investors and could cause competitive harm if competitors become aware of our supplier.  The Company has modified the disclosure under “Raw Materials and Suppliers” (specifically the first paragraph commencing on page 13) to clarify that the one supply contract only relates to one product and contains no minimum supply requirement or that the supplier will necessarily provide all of the API requested by the Company.

July 13, 2011

The Company does not believe that this supply agreement is required to be filed as an Exhibit.  As stated above, this supply agreement only relates to the API for one product and does not require that the supplier provide to the Company any specified minimum amount of such API to the Company or that the supplier will necessarily provide all of the API requested by the Company.  Accordingly, the Company does not view its position with respect to the supply of this API as materially different from the API that it acquires via purchase orders. In addition, the product to which this API relates was originally launched by the Company in 2006.  The referenced supply agreement has an effective date of January 1, 2011, and the Company has successfully sourced the API for this product for a number of years without the benefit of any contract whatsoever. Item 601(b)(10)(ii)(B) of Regulation S-K requires a contract that ordinarily accompanies the kind of business conducted by the registrant and its subsidiaries to be filed if the registrant’s business is “substantially dependent, as in the case of continuing contracts to sell the major part of registrant’s products or services or to purchase the major part of registrant’s requirements of goods, services or raw materials…”   Given the nature of this Supply Contract and the fact that it only relates to API for one product, the Company does not believe that it constitutes a continuing contract to purchase the major part of its raw materials or is otherwise a contract on which it is substantially dependent such that the contract is required to be filed as an Exhibit.

Sales and Marketing, page 13

COMMENT 4.
We note that you have entered into a long-term supply contract with one customer in relation to two of your products. Please identify this customer and the two products at issue. In addition, file the underlying supply agreement as an exhibit or provide an analysis as to why this agreement is not required to be filed.

Response:
The contracts that were referred to do not have any minimum purchase requirements, provide for one year terms that are renewable for additional one year terms at the option of the customer and can be cancelled by the customer during any then current term for no reason.  Additional disclosure has been added to the third paragraph under “Sales and Marketing” on page 13 with respect to clarifying these points.  In addition, we have modified the second paragraph under the Risk Factor on page 25 captioned “Sales of our products may continue to be adversely affected by the continuing consolidation of our distribution network and the concentration of our customer base” to clarify that any customer, including the one customer with whom the Company has a contract relating to two products, are able to change suppliers freely should they wish to do so.

July 13, 2011

Finally, we have identified the customer in each instance as the U.S. Department of Veterans Affairs.  We have also described that the contracts were entered into as part of the Department of Veterans Affairs’ prime vendor program.  However, since the contracts do not require the Department of Veterans Affairs to purchase any specific amount of product, only have one year terms (that are subsequently renewable, at the option of the Department, for additional one year terms) and, most importantly, can be cancelled by the Department of Veterans Affairs at any time for no reason, the Company does not believe that the contracts are material or that the products with respect to the contracts should be required to be disclosed.

The Company also does not believe that the contracts are required to be filed as Exhibits.  As described above, since the contracts do not require that the Department of Veterans Affairs purchase any specific amount of product, only have one year terms and can be cancelled at any time by the Department of Veterans Affairs for no reason, the Company does not believe that these contracts is material or that filing of the contracts are required by Item 601(b)(10)(ii)(B) of Regulation S-K because its business is substantially dependent on these contracts.  Since the contracts may be cancelled at any time by the Department of Veterans Affairs for no reason, the Company’s business that is generated from this customer cannot be primarily dependent upon the legal obligations arising from the contract.  In addition, the contracts relate to only two products and the Company believes that the combined sales of these products to the Department of Veterans Affairs do not, individually or in the aggregate, represent a contract to sell the major part of its products or services.

Development and Manufacturing Services, page 13

COMMENT 5.
Please identify the large pharmaceutical company with which you have entered an agreement to provide services to make scale up, registration batches and validation batches for a designated product. In addition, please file this agreement as an exhibit or provide an analysis as to why this agreement is not required to be filed.

Response:
As reflected in the first paragraph under “Development and Marketing Services” on page 14 of the Form 10, the Company only received approximately $0.8 million in each of fiscal year 2011 and 2010 for services and expenditures incurred under this agreement.  This amount represented approximately 2.78% and 1.90% of the Company’s revenues for its 2011 and 2010 fiscal years, respectively.  The Company does not consider these percentages material, necessitating the identification of the pharmaceutical company, nor does the Company view that its business is substantially dependent upon such contract, which would require it to be filed as an exhibit pursuant to  Item 601(b)(10)(ii)(B) of Regulation S-K.

July 13, 2011

Government Regulation, page 15

COMMENT 6.	Please revise your disclosure in this section to discuss the extent to whichyou are regulated by the DEA and how such regulation impacts thedevelopment of your products and your overall business.

Response:
We have added an additional paragraph to the Governmental Regulation section, which new paragraph appears as the fifth paragraph on page 16, clarifying that the Company does not currently manufacture or market, and is not currently developing, controlled substances as defined in the Federal Controlled Substances Act, and therefore, is not currently subject to DEA regulation.

Environmental Laws, page 17

COMMENT 7.	Please identify the amount of environmental insurance you have obtained.

Response:
Additional disclosure has been added in response to the comment (i) as the last sentence under “Environmental Laws” (which is on page 18) and (ii) as additional disclosure in the environmental risk factor on page 26.

Item 1A. Risk Factors, page 18

COMMENT 8.
We note your disclosure at page 38, that your failure to obtain an extension of the term of your credit facility or a replacement credit facility could result in the reduction of your operations. Please include a separate risk factor addressing risks relating to your existing credit facility. In this regard, please also include a specific discussion of your ability to comply with the covenants under your credit agreement and the potential risks you may face in the event of non-compliance as highlighted on page 41 and 42 of your prospectus.

Response:
An additional risk factor has been added in response to the comment and is included as the third risk factor commencing on page 30 (which continues to page 31).  The additional risk factor includes a discussion of the expiration of the revolving credit facility in September 2011 and the potential risk if such credit facility is not extended or replaced. The risk factor also includes a discussion of the financial covenants, the covenant to maintain the letter of comfort and other covenants contained in the credit facilities and the potential consequences of failure to comply with the covenants.

July 13, 2011

“We depend upon on our key personnel, the loss of whom could adversely affect...,” page 25.

COMMENT 9.	To the extent you have experienced problems attracting and retaining highly qualified personnel in the recent past, please revise to describe these problems.

Response:
Additional disclosure has been added to this risk factor, which is the second risk factor beginning on page 26, that addresses the difficulties the Company may encounter based upon its location in Salisbury, Maryland, which is not a location with many individuals with experience in the pharmaceutical industry (which tend to be concentrated in areas with more pharmaceutical manufacturing, such as New Jersey, parts of North Carolina and Puerto Rico).  The additional disclosure does reflect that, to date, the Company believes it has been able to attract and retain individuals with the requisite skills to meet its material operational needs.

“We may be exposed to product liability claims that could cause us to incur significant costs...,” page 26

COMMENT 10.	Please describe the limitations of your product liability insurance coverage on both a per occurrence and aggregate basis.

Response:	Additional disclosure has been made in response to the comment in the second risk factor beginning on page 27.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Revenues, page 35

COMMENT 11.
Please disclose a breakdown of net sales by product for each period presented. Revise your explanation of the change in net revenues to address the factors underlying revenue changes for individual generic drug products, particularly the impact of price declines on existing products due to increased competition. Discuss the reasonably likely impact of this competition on the price margins for your existing products that is expected to occur in future periods.

Response:	Additional disclosure has been added in response to the comment under the caption “Revenues” on pages 38, 39, 40, 42 and 43.

July 13, 2011

Cost of Revenues, page 35

COMMENT 12.
Please describe and quantify the manufacturing efficiencies and other factors that caused your cost of revenues to decrease from 76% as a percentage of net revenues in fiscal 2010 to 65% in fiscal 2011.

Response:
We deleted the reference to manufacturing efficiencies in the second paragraph under “Cost of Revenues” on page 40.  We have added a third paragraph under “Cost of Revenues” on page 40, which describes the factors that contributed to the 11% reduction of the cost of revenues as a percentage of net revenues from fiscal 2010 to fiscal 2011.  The additional disclosure in the third paragraph describes that the majority of the 11% reduction is attributable to the Company’s launch of Meclizine tablets in its 2011 fiscal year, as to which the Company has a higher gross profit margin than its other products.  The disclosure also describes that the remainder of the 11% decrease is attributable to improvements in the Company’s manufacturing efficiency, including a reduction of the period of time that the Company requires to change from manufacturing one product line to another (during which the Company’s manufacturing equipment is not being utilized to manufacture product) and manufacturing larger batch sizes of products, which reduces the number of product line changes the Company needs to make during any given period.

Critical Accounting Policies

Revenue Recognition and Provision for Sales Returns and Allowances, page 44

COMMENT 13.
You refer to revenue arrangements with multiple deliverables and receipt of upfront and milestone payments. Please describe and quantify the key terms of these arrangements, including performance, cancelation, termination and refund provisions, as required by ASC 605-25-50-1b.

Response:
We have modified the disclosure under the caption “Revenue Recognition and Provision for Sales Returns and Allowances” by adding a paragraph, which is the first paragraph on page 52, that generally describes the one development contract with respect to which we are currently performing services.  As the aggregate revenues, spread over several years from this contract, are expected to be less than 5% of our revenues last year, we do not believe that the contract itself is material and have not quantified the key terms of this arrangement (which may be deemed confidential by the contracting party).

July 13, 2011

COMMENT 14.
Please provide roll forwards of the deductions from revenue that quantify your provisions for charge-backs, cash discounts, rebates, and sales returns and other adjustments to these accounts and reconcile between gross and net revenue for each period presented.

Response:	Additional disclosure has been added in response to the comment on pages 54 and 55.

Research and Development, page 47

COMMENT 15.
Please describe and quantify the key terms of your third-party collaborations and how these collaborations have specifically impacted your R&D expense and/or contributed to the year over year decrease of 63%.

Response:
The disclosure inadvertently referred to third-party collaborations.  Instead it should have referred to contract research and biostudy costs associated with the development of products.  The disclosure under Research and Development on page 56 has been modified to delete the reference to collaboration and clarify that the costs and expenses that are incurred are with respect to external API costs, contract research and biostudy costs.  As reflected under the caption “Research and Development Expenses” on page 40, R&D expense decreased 63% from fiscal year 2010 to fiscal year 2011, principally because of lower costs accounted towards pre-ANDA costs under the 2005 Supply Agreement, and a reduction of bio-study expenses related to new product development.  As disclosed under “Research and Development Expenses” on page 40, the Company decreased product development activity from fiscal year 2010 to fiscal year 2011, based on the financial resources available to the Company.

Quantitative and Qualitative Disclosure about Market Risk, page 49

COMMENT 16.	Please tell us how you computed the $0.6 million impact of a one percentage point increase in LIBOR on your interest expense for borrowings under your bank credit facility.

RESPONSE:
The amount should be $.068 million based upon approximately $6.8 million outstanding under the bank credit facility as of March 31, 2011.   We have revised the disclosure under the first paragraph under the caption “Quantitative and Qualitative Disclosure about Market Risk” on page 58 accordingly.

July 13, 2011

Item 5. Directors and Executive Officers, page 51

COMMENT 17.
On an individual director basis, please provide disclosure that briefly discusses the specific experience, qualifications, attributes or skills that led to the conclusion that each particular individual should serve as a director of the company pursuant to Item 401(e) of Regulation S-K.

Response:
We have provided the requested disclosure within the biography of each director (on pages 60-61).  We note that additional disclosure is also set forth in Item 5, in the paragraph beginning “As indicated”, which is the second full paragraph on page 62.

Item 6. Executive Compensation, page 53

COMMENT 18.
We note your disclosure that base salaries for your named executive officers were determined based on competitive market compensation paid by comparable companies. As it appears that you have benchmarked the base salaries of your named executive officers, please revise your disclosure to identify the benchmark and the specific companies included within the comparison group as required under Item 402(b)(2)(xiv) of Regulation S-K.

Response:
The Company’s awareness of the market is gained by discussions with recruiters and the compensation sought by prospective candidates as well as the salaries of other employees of direct and indirect subsidiaries of Jubilant Life Sciences Ltd.  The Company does not formally benchmark compensation to that paid by other companies.  Our revised disclosure in the second paragraph on page 63 reflects the foregoing.

COMMENT 19
We note that the bonuses to be paid to your named executive officers under the 2011 Bonus Plan and CEO performance bonus were based on various corporate and individual performance objectives. Please revise your compensation discussion and analysis disclosure to include the following information with respect to the bonuses to be granted to your NEOs in 2011:

•      The respective weighting assigned to each performance objective;
•      The numerical performance targets for each corporate performance objective; and

July 13, 2011

•      For performance objectives based on non-numerical targets, an explanation of how the targeted level of performance may be achieved.

In addition, please confirm that you will update your compensation discussion and analysis to disclose the actual level of performance relative to each performance objective and revise your summary compensation table to reflect the actual awards granted to your each NEO once bonuses under the 2011 Bonus Plan and CEO performance bonus have been determined.

Response:
We have provided weightings for the performance measurement categories and an explanation of how the objectives are achieved for non-numerical based criteria.  However, as permitted by instruction 4 to Item 402(b) of Regulation S-K we have not listed the numerical performance targets for financial measurements. These are confidential and disclosure would result in competitive harm.  Even disclosing this information with respect to past years will give competitors insight into the Company’s compensation structure and allow them to approximate future EBITDA and revenue targets (for instance, they may assume a growth rate of 10%).  They will then be able to discern more easily the bonus potential of our employees (including employees other than our NEOs covered by the bonus plans) during various times of the year and the amount needed and the best time of the year to attempt to lure away our employees covered by the bonus plan.  We do not believe this information is material to investors as they are being informed of the total non equity incentive compensation of NEOs and will construe these performance targets as internal financial projections.

We confirm that we will revise our summary compensation table to reflect the actual awards granted to the CEO and each NEO once bonuses under the 2011 Fiscal Year Bonus Plan and CEO performance bonus have been determined.

Summary Compensation Table and Discussion of Employment and Incentive Arrangements, page 55

COMMENT 20.	We note that Mr. Barney received a $25,000 bonus in 2011. Please revise your compensation discussion and analysis to discuss the basis for this bonus.

Response:	We have revised the discussion on page 64 as requested.

July 13, 2011

Item 7. Certain Relationships and Related Transactions and Director Independence, page 59 Supply Arrangements, page 60

COMMENT 21.	Please revise your prospectus to discuss applicable termination provisions for your 2005 Supply Agreement with Jubilant.

RESPONSE:	The second full paragraph on page 70 has been revised to expand the disclosure regarding the applicable termination provisions of the 2005 Supply Agreement.

Consolidated Financial Statements

5. Accounts Receivable, page F-14

COMMENT 22.
Please explain your basis for concluding that the $58,000 allowance for doubtful accounts was adequate, given the increase in accounts receivable during fiscal 2011 from $6.5 million to $10.3 million and the 47% increase in sales during fiscal 2011. Given the significant impact that receivables have on your liquidity, please revise your disclosure to explain the reasons for these changes and any variances in the corresponding turnover ratios, how you determined that your allowance for doubtful accounts was adequate, as well as the reasons for the significant increase in write offs during fiscal 2011.

RESPONSE:
The customer base consists of large wholesalers, highly established pharmacy retail chains or grocery chains.  The Company does not have material past due receivables.  The allowance for doubtful debts primarily represents the deductions made by customers from payments, citing lack of supporting documentation.  During the year ended March 31, 2011, the Company wrote off the amounts where the Company did not expect to be able to provide adequate documentation to recover deductions.  The Company believes that the reserve created for doubtful debts adequately covers the amounts that may be deducted by customers due to lack of documentation.

6. Inventories, page F-15

COMMENT 23.
You disclose that raw materials were written down (back) by ($7) in 2010. However, on page F-9, you state that inventory is not marked up based on changes in underlying facts and circumstances. Please explain this inconsistency in your policy and accounting for inventory reserves and how your accounting complies with SAB Topic 5:BB.

RESPONSE:	We have revised the disclosure note on inventory to take care of the inconsistency pointed out in your comment.

July 13, 2011

20. Commitments and Contingencies, page F-23

COMMENT 24.
You disclose that “management does not expect any significant liability.” Please disclose whether you expect the impact of litigation contingencies on your future financial position, results of operations or cash flows to be material. If so, disclose an estimate of the possible loss or range of loss or a statement that such an estimate cannot be made in accordance with ASC 450-20-50-4.

RESPONSE:	We have revised the note to reflect the changes requested.

21. Related Parties, page F-24

COMMENT 25.
Please revise to describe and quantify the significant terms of your contractual arrangements with Jubilant Organosys Ltd. and affiliated companies, such as the 2008 Master Product Development Cooperation Agreement, including the related Project Task Orders under this agreement, and the 2011 Toll Manufacturing Conversion Agreement. Also, quantify the dollar amounts of transactions for each of the periods for which income statements are presented.

RESPONSE:
We have revised the note to reflect the changes requested.  However, the revised note does not include a description of the 2011 Master Supply Agreement or the Toll Manufacturing Agreement both of which were entered into in May 2011 after the period covered by the financial statements (i.e. after March 31, 2011).

The Company has advised us that the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

July 13, 2011

We would appreciate the cooperation of the Staff in working with us to address any future comments the Staff may have.  We welcome the opportunity to speak with Staff members directly in an effort to expedite any review.

Very truly yours, /s/ Michael R. Epps

MRE/rr
Encl.

cc:	Bryan Pitko
Melissa Rocha
Frank Wyman